FOIA Confidential Treatment Request	Confidential Treatment Requested by Jarden Corporation Pursuant to Rule 83

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY “[***].”

KANE KESSLER, P.C.

1350 AVENUE OF THE AMERICAS

NEW YORK, NEW YORK 10019

(212) 541-6222

July 14, 2010

VIA EDGAR

U.S. Securities and Exchange Commission

Mail Stop: 20549-3561

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:	Jennifer Thompson, Branch Chief

Sondra Snyder, Staff Accountant

Re:	Jarden Corporation

Form 10-K for Fiscal Year Ended December 31, 2009

Filed on February 24, 2010

Form 10-Q for Fiscal Quarter Ended March 31, 2010

Filed April 30, 2010

Correspondence Filed May 25, 2010

Commission File No. 1-13665

Dear Mses. Thompson and Snyder:

We hereby submit in electronic format with the Securities and Exchange Commission (the “Commission”), pursuant to the Securities Exchange Act of 1934, as amended, and Regulation S-T, the following supplemental information and responses to the Commission’s letter of comment dated June 15, 2010 (the “Staff Letter”). In connection therewith, set forth on Exhibit A hereto are the responses of Jarden Corporation (the “Company”) to the Staff Letter, which have been listed in the order of the comments from the Staff Letter. We also hereby submit on Exhibit B hereto the acknowledgment of the Company as required by the Staff Letter.

Please feel free to contact Robert L. Lawrence at (212) 519-5103 or the undersigned at (212) 519-5119, with any questions regarding the foregoing.

Very truly yours,

/s/ Mitchell D. Hollander
Mitchell D. Hollander

Enclosures

cc: John E. Capps, Esq. (Jarden Corporation)

Confidential Treatment Requested by Jarden Corporation

Pursuant to Rule 83

Exhibit A

Responses of Jarden Corporation to the

Commission Staff Comment Letter dated June 15, 2010

Form 10-Q for Fiscal Quarter Ended March 31, 2010

Financial Statements, page 3

Note 1. Basis of Presentation and Significant Accounting Policies, page 6

Venezuela Operations, page 6

1.	We have considered your disclosure in Note 1 along with your response to comment 14 in our letter dated May 13, 2010. It is unclear to us why your footnote disclosure characterizes the charges reflected in your financial statements related to remeasurement and devaluation of the Bolivar as “one-time” charges. Either revise future filings to refrain from characterizing these charges as one-time, or explain to us in detail why you believe your current characterization of these charges is appropriate in light of Venezuela’s previous currency devaluations and the risks related to possible future devaluations of the Bolivar as highlighted in the fifth risk factor in your December 31, 2009 Form 10-K.

The Company notes the Staff’s comment and, in response to this comment, the Company advises the Staff it will revise the characterization of charges for the devaluation of the Bolivar in future filings to remove the reference to “one-time” charges for the devaluation.

2.	We note your disclosure on page 46 of your December 31, 2009 Form 10-K that in order to partially mitigate unfavorable movements in the parallel exchange rate and a potential devaluation during the fourth quarter of 2009, you converted Bolivar denominated cash into U.S. dollars. It appears in this instance that you used the parallel market to exchange Bolivars for U.S. dollars, which may imply that you have limited access to the official rate. Please tell us in more detail why Note 1 in your March 31, 2010 Form 10-Q indicates that your expected settlement rate and thus the rate at which your subsidiaries operating in Venezuela have been remeasured is the official exchange rate of 4.30.

The Company notes the Staff’s comment and, in response to this comment, the Company advises the Staff that it is using the official rate of 4.3 at March 31, 2010 as its expected settlement rate since the Company has historically been able to settle payables at the official exchange rate and has settled payables during the first quarter of 2010 at the official exchange rate. Further, our Venezuelan subsidiary’s dividends have historically been approved and processed by CADIVI at the official exchange rate, and as of the date hereof no dividend declarations have been required to be settled at any rate other than the official exchange rate. In accordance with ASC 830 Foreign Currency Matters, section 30.45.6 states, “In the absence of unusual exchange circumstances, the exchange rate applicable to the conversion of a currency for purposes of dividend remittances shall be used to translate foreign currency statements.”

Confidential Treatment Requested by Jarden Corporation

Pursuant to Rule 83

3.	We note your discussion on page 24 of the unfavorable impact on your sales, cost of sales and gross margin of the devaluation of the Bolivar. Please tell us whether devaluation of the Bolivar and/or remeasurement into the functional currency of your underlying Bolivar financial statements upon application of highly inflationary accounting resulted in your recording any lower of cost or market write-downs of inventory or other asset impairments. If so, please revise your footnote disclosure in future filings to quantify the amount of such lower of cost or market inventory write-downs or asset impairments and to clarify your accounting. Refer to FASB ASC 830-10-45-17 through 45-18, 830-10-55-8 through 55-9 and 830-10-55-15 through 55-22.

The Company notes the Staff’s comment and, in response to this comment, the Company advises the Staff that it did not incur any asset impairment charges or lower of cost or market write-downs of inventory as a result of the Bolivar devaluation or the application of highly inflationary accounting.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21

Venezuela Operations, page 23

4.	In your latest Forms 10-K and 10-Q you have disclosed your Venezuelan operations’ cash balances denominated in Bolivars and U.S. dollars. Please expand Management’s Discussion and Analysis in future filings to provide a more comprehensive discussion of your Venezuelan operations that provides a greater level of information about the monetary assets and liabilities that are exposed to exchange rate changes and the sensitivity of your sales and cost of sales to future currency changes. Disclose the specific amount of Bolivar-denominated monetary assets and liabilities as of each balance sheet date and provide a break-out of the amounts along with the exchange rate at which such amounts are being remeasured. Provide this disclosure at a reasonably detailed level; for example, disclose amounts for cash and accounts receivable. Also disclose the amounts of sales and costs of sales for your Venezuelan operations, and separately disclose the amounts denominated in Bolivar fuerte and the U.S. dollar. Please show us how these disclosures would have appeared in your March 31, 2010 Form 10-Q.

The Company notes the Staff’s comment and, in response to this comment, the Company advises the Staff that additional disclosures relating to the Company’s Venezuelan operations are covered in the proposed Management Discussion and Analysis disclosure example provided in Schedule A attached hereto. After a careful review of the relevant financial information, we believe that the Company’s assets, liabilities, sales and cost of sales relating to the Company’s Venezuelan operations are not material to the Company, as each represents less than or approximately 1% of the Company’s consolidated totals. We believe that disclosure beyond this level of detail would give undue prominence to our operations in Venezuela based on its level of materiality relative to the Company’s consolidated results of operations and level of disclosure of other operations. [***]

Confidential Treatment Requested by Jarden Corporation

Pursuant to Rule 83

The Company supplementally advises the Staff that at March 31, 2010, the Company’s subsidiaries in Venezuela have approximately $24.0 million in net assets (excluding intercompany balances) denominated in U.S. dollars.

The Company additionally advises the Staff that the net monetary assets denominated in Bolivar as of March 31, 2010 were as follows:

(in millions)	March 31, 2010
Assets:
Cash	$26.1
Other net monetary assets	14.2

Total net monetary assets	$40.3

5.	We note your disclosures here and on pages 45 and 46 of your December 31, 2009 Form 10-K concerning your Venezuelan operations and the official and parallel exchange rates. In future filings please expand Management’s Discussion and Analysis to provide a discussion of amounts you have settled at both the official rate and through the parallel market. If no amounts have been settled at the official rate during this time, discuss the most recent settlements. Disclose the amount of Bolivar pending government approval for settlement at the official rate (and which official rate) and the length of time the request(s) have been pending. Discuss the implications of the current exchange rate system for your operations and cash flows, and to the extent possible, provide a quantified analysis of the potential impact on your future operations. Please show us how these disclosures would have appeared in your March 31, 2010 Form 10-Q.

The Company notes the Staff’s comment and, in response to this comment, the Company advises the Staff that additional disclosures relating to the Company’s Venezuelan operations are covered in the proposed Management Discussion and Analysis disclosure example provided in Schedule A attached hereto. After a careful review of the relevant financial information, we believe that the Company’s assets, liabilities, sales and cost of sales relating to the Company’s Venezuelan operations are not material to the Company, as each represents less than or approximately 1% of the Company’s consolidated totals. We believe that disclosure beyond this level of detail would give undue prominence to our operations in Venezuela based on its level of materiality relative to the Company’s consolidated results of operations and level of disclosure of other operations. [***]

The Company supplementally advises the Staff that during the first quarter of 2010, approximately $11 million of settlements were made at the official exchange rate. Additionally, at March 31, 2010, approximately $17 million of net payables were pending conversion at the official exchange rate.

Confidential Treatment Requested by Jarden Corporation

Pursuant to Rule 83

6.	In future filings, please discuss your plans to manage the challenges presented by the current exchange rate system. For example, disclose changes in business practices or policies that have occurred or are anticipated to occur in response to the devaluation and hyperinflationary environment.

The Company notes the Staff’s comment and, in response to this comment, the Company advises the Staff that in future filings, the Company will disclose the fact that it continues to increase the volume of products manufactured in our Venezuelan plant to increase our Bolivar denominated expenses in order to manage the risks and challenges presented by the current exchange rate system.

Confidential Treatment Requested by Jarden Corporation

Pursuant to Rule 83

Schedule A

Proposed Management Discussion and Analysis Update

Venezuela Operations

On January 8, 2010, the Venezuelan government announced its intention to devalue its currency (Bolivar) relative to the U.S. dollar. The official exchange rate for imported goods classified as essential, such as food and medicine, changed from 2.15 to 2.60 Bolivars per U.S. dollar, while payments for other non-essential goods moved to an official exchange rate of 4.30 Bolivars per U.S. dollar. As such, beginning in 2010, the financial statements of the Company’s subsidiaries operating in Venezuela are remeasured at and are reflected in the Company’s consolidated financial statements at the official exchange rate of 4.30, which is the Company’s expected settlement rate.

As a result of the change in the official exchange rate to 4.30, the Company recorded a non-cash, pre-tax loss of approximately $21.5 million in the first quarter of 2010, primarily reflecting the write-down of net monetary assets as of January 1, 2010. This charge is classified in selling, general and administrative costs (“SG&A”).

In March 2010, the SEC provided temporary guidance on certain exchange rate issues specific to Venezuela. This SEC guidance, in part, requires that any differences between the amounts reported for financial reporting purposes and actual U.S. dollar denominated balances that may have existed prior to the application of the highly inflationary accounting requirements (effective January 1, 2010 for the Company) should be recognized in the income statement. As a result of applying this SEC guidance, the results of operations for the three months ended March 31, 2010 include a non-cash charge of $56.6 million related to remeasuring $32.0 million of U.S. dollar denominated assets at the parallel exchange rate and subsequently translating at the official exchange rate. This charge is classified in SG&A. At December 31, 2009, and prior to the application of the accounting guidance for operating in a highly inflationary economy, the $56.6 million was deferred and recorded in other assets.

The transfers of funds out of Venezuela are subject to restrictions, and historically payments for certain imported goods and services have been required to be transacted by exchanging Bolivars for U.S. dollars through securities transactions in the more unfavorable parallel market rather than at the more favorable official exchange rate. Historically, approximately 85% of the Company’s purchases have qualified for the official exchange rate. As such, the Company has been able to convert Bolivars at the official exchange rate and based upon this ability, during the remainder of 2010, the Company does not expect further changes in the parallel market exchange rate to have a material impact on consolidated financial position, results of operations or cash flows of the Company. While the timing of government approval for settlement of payables at the official rate varies, the Company believes these payables will ultimately be approved and settled at the official exchange rate based on past experience. However, if in the future a parallel exchange rate market is available and further restrictions require the Company’s Venezuelan subsidiaries to convert an increasing amount of the Bolivar cash balances into U.S. dollars using the more unfavorable parallel exchange rate, it could result in currency exchange losses that may be material to the Company’s results of operations. At March 31, 2010, the Company’s subsidiaries in Venezuela have approximately $25 million in cash denominated in U.S. dollars and cash of approximately $26 million held in Bolivars converted at the official exchange rate of 4.30.

Effective January 1, 2010, the Company’s subsidiaries operating in Venezuela are considered under GAAP to be operating in a highly inflationary economy based on the use of the blended National Consumer Price Index (a blend of the National Consumer Price Index subsequent to January 1, 2008 and the Consumer Price Index for Caracas and Maracaibo prior to January 1, 2008), as the Venezuela economy exceeded the three year cumulative inflation rate of 100%. The Company’s financial statements of its subsidiaries operating in Venezuela are remeasured as if their functional currency were the U.S. dollar. As such, gains and losses resulting from the remeasurement of monetary assets and liabilities are reflected in current earnings.

1

Confidential Treatment Requested by Jarden Corporation

Pursuant to Rule 83

While the likelihood or amount of a future devaluation in Venezuela is unknown, for illustrative purposes if the Company translated the results of operations for the Venezuela subsidiaries for the first three months ended March 31, 2010 assuming an additional 50% devaluation versus using the actual official exchange rate of 4.30 in effect during that period, the Company’s consolidated net sales for the three months ended March 31, 2010 would have been reduced by less than 1%.

2

Confidential Treatment Requested by Jarden Corporation

Pursuant to Rule 83

Exhibit B

Jarden Corporation Acknowledgment

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

JARDEN CORPORATION

/s/ Richard T. Sansone
Richard T. Sansone Senior Vice President and Chief Accounting Officer